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Daughter

Wine Bar

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APPROXIMATE LOCATION
New York, NY
Coming Soon
Early Investor Bonus
The investment multiple is increased to 1.8× for the next $10,000 invested.
This is a preview of your investment opportunity. Return to dashboard
INVESTMENT OPPORTUNITY
Daughter is seeking investment to open Harlem’s first natural wine bar.
$0 INVESTED
There are 89 days remaining to invest. If the business does not receive an additional $35,000 by then, investors will be fully refunded.

The Pitch
Terms
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The Team
Adam Jamal
Founder
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Adam was born and raised in Harlem. He gives thanks to his career in coffee and communities he has served for Daughter's fruition.

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Daughter
WINE BAR
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The Pitch
Daughter is seeking investment to open Harlem’s first natural wine bar.
The Opportunity
Daughter is a new-age Cafe/ Bar, concept that focuses on quality coffee, natural wine and sustainably-prepared food. At the same time, we plan to tackle the industry waste norm by upcycling and composting (with the mindset of utilizing the compost and recycled waste within our shop and community.) A concept formally known as Circular Economy. By investing in Daughter, you will be help establish the first black-owned natural wine store in Harlem.
Daughter plans on opening its doors in the Winter of 2021, with a mission to be a place where you can drink, eat, and relax with the comfort of knowing we are trying to inspire chance within our current wasteful food culture.
Inspirations To Develop Success
The challenges to this are high and we acknowledge them, but more importantly we understand them. The reward of spreading awareness of waste reduction is too great not to try. Daughter was conceived from the mindset of adaptation and reinvention, meaning we cannot change the food industry without experimentation.
This mindset is inspired by the many new restaurants abroad being birthed in the past couple of years (Ex: Nolla based in Finland, Loop based in Finland, and De Ceuvel based in Amsterdam),and many scholarly publications speaking of change within the food industry (Ex: EllenMcArthur Foundation, and Leiden Universities Sustainability Department.) We have been reaching out to many of them seeking advice, and discussing hiccups that they’ve come across, just so that we can learn from our older siblings on how to overcome them before they arise. We plan to lean on them for support in the future to learn and experiment, so that we can inspire the New York food industry.

Offerings
* Natural wine
* Coffee
* A small selection of breakfast, lunch and dinner items
* Vegetarian kitchen
* Vegan options
* A rotating, season menu
* Hours of 7am to 3pm, 6pm to 11pm

Initiatives
1) We will tackle food waste by using coffee waste to create new life.Used coffee grounds are the most wasted product in cafés, producing close to 125 pounds in smaller neighborhoods alone. It's a shame because they are packed with nutrients often left untapped. Less than 1 percent of coffee's biomass is found in a cup of coffee. Daughter plans to make a dent in this number by growing mushrooms from the used coffee grounds produced in our daily coffee production.We will use the mushrooms grown from our used grounds in our café's seasonal menu offerings, and sell any excess as wholesale to other restaurants in NYC.
2) Daughter will produce fertilizer from a large built-in compost bin stored in our rooftop garden. From the high acidic fertilizer, we will grow a small selection of seasonal produce—such as potatoes, spinach, and winter squash— that is able to handle the acidic properties that coffee carries. We will sell any excess fertilizer to local farmers and urban gardens.
Community Involvement & Support
We aim to create ten to thirteen new jobs in the first year of operations. We also plan on hosting small community classes.

Additional Capital
Daughter secured $20,000 in funding, towards a goal of $120,000.
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Daughter
WINE BAR
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
 Construction
         $11,600
          Rental Lease Deposit
         $8,000
          Payroll
         $4,000
          Bar/ Kitchen Equipment
         $8,000
          Initial Marketing
         $1,300
          Mainvest Compensation
         $2,100
          Total
         $35,000
          Summary of Terms
Legal Business Name

Daughter

Investment Structure

Revenue Sharing Note

Early Investor Bonus

Investment Multiple for the first $10,000 invested

1.8×

Investment Multiple

1.7×

Business's Revenue Share

2.5%–7.6%

Minimum Investment Amount

$100

Target Raise

$35,000

Maximum Raise

$107,000

Investment Round Close Date

10/14/2020

Repayment Schedule

Quarterly

Securitization

None

Maturity Date

7/1/2025

Documents

2020 Balance Sheet
Financial Forecasts
The Problem & Our Solution (2).pdf
Daughter_BrandBook.docx
Daughters–FY2021–FY2023–Original–Forecast.pdf
Financial Forecasts

Year 1
Year 2
Year 3
Year 4
Year 5
Gross Sales
$1,090,790
$1,251,000
$1,437,550
$1,509,426
$1,554,708
Cost of Goods Sold
$114,420
$118,300
$116,800
$147,430
$151,852

Gross Profit
$976,370
$1,132,700
$1,320,750
$1,361,996
$1,402,856
EXPENSES

Rent
$72,000
$72,000
$72,000
$72,000
$72,000
Utilities
$15,000
$15,000
$15,000
$15,000
$15,000
Salaries
$282,000
$290,460
$299,173
$363,359
$374,259
Marketing
$4,800
$4,800
$4,800
$4,800
$4,800
Equipments
$51,000
$0
$0
$0
$0
Employee Related Expenses
$56,400
$58,092

$59,835
$60,736
$62,254
Build Out
$150,000
$0
$0
$0
$0
Operating Profit
$345,170
$692,348
$869,942
$846,101
$874,543

This information is provided by Daughter. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

No operating history

Daughter was established in June 30th 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Daughter forecasts the following milestones:

* Secure lease in Harlem, New York by December 2020
* Hire for the following positions by Feb 2021: Community Organizer, Two Servers, and Two Prep Cooks

Risk Factors

The challenges to this are high and we see them, but more importantly we understand them.

The reward of spreading awareness of waste reduction is too great not to try. Daughter was
conceived from the notion of adaptation and reinvention, meaning we cannot change the food
industry without experimentation.

This mindset is inspired by the many new restaurants abroad being birthed in the past few
years (Ex: Nolla based in Finland, Loop based in Finland, and De Ceuvel based in Amsterdam),
and many scholarly publications speaking of change within the food industry (Ex: Ellen
McArthur Foundation, and Leiden Universities Sustainability Department.) We have been
reaching out to many of them seeking advice, and discussing hiccups that they've come across,
just so that we can learn from our older siblings on how to overcome

them before they arise.
We plan to lean on them for support in the future to learn and experiment so that we can
inspire the NY food industry.
This information is provided by Daughter. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Only invest an amount you would feel comfortable losing.
Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment.
Visit Daughter's data room to review risk disclosures specific to this business.

Investor Discussion